WHITE & CASE

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (5255) 5540 9600
Fax (5255) 5540 9699
www.whitecase.com

RECEIVED
2006 JUN 30 P 2:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File Number 82-3142

June 15, 2005



Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English version of the Company's financial report for the fourth quarter of 2005, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English version of a press release dated February 23, 2006 regarding the Company's fourth quarter 2005 results;

PROCESSED
JUL 03 2006
THOMSON FINANCIAL

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET ("EMISNET"), an electronic financial information system of the BMV, regarding the price of the Company's shares, dated October 18, 2005; and

D. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding the opening of several Company units, dated November 18, 2005.

As stated in Rule 12g3-2(b)(5), the Company understands that the furnishing to the Securities and Exchange Commission of the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Sean Goldstein

Enclosures

cc: Sergio Valdéz Arriaga
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

BALANCE SHEETS

FROM JANUARY 1 TO DECEMBER 31 OF 2005 AND 2004 CONSOLIDATED

AUDITED

(In Thousands of Mexican Pesos) Final Prin

REF S	CONCEPTS	PRESENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	22,607,759	100	23,014,272	100
s02	CURRENT ASSETS	6,276,783	28	6,822,164	30
s03	CASH AND SHORT-TERM INVESTMENTS	536,953	2	636,511	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	382,450	2	623,888	3
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	746,334	3	1,075,756	5
s06	INVENTORIES	4,326,667	19	4,214,431	18
s07	OTHER CURRENT ASSETS	284,379	1	271,578	1
s08	LONG-TERM	203,685	1	196,270	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	203,685	1	196,270	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	15,301,285	68	15,193,443	66
s13	LAND AND BUILDINGS	15,677,773	69	14,983,290	65
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	7,570,920	33	7,423,678	32
s16	ACCUMULATED DEPRECIATION	8,077,784	36	7,465,750	32
s17	CONSTRUCTION IN PROGRESS	130,376	1	252,225	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	630,450	3	571,382	2
s19	OTHER ASSETS	195,556	1	231,013	1
s20	TOTAL LIABILITIES	9,712,314	100	9,608,737	100
s21	CURRENT LIABILITIES	5,732,377	59	6,222,663	65
s22	SUPPLIERS	4,481,331	46	4,123,654	43
s23	BANK LOANS	67,877	1	613,204	6
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES TO BE PAID	161,735	2	271,616	3
s26	OTHER CURRENT LIABILITIES	1,021,434	11	1,214,189	13
s27	LONG-TERM LIABILITIES	2,723,659	28	2,096,792	22
s28	BANK LOANS	2,697,000	28	2,062,208	21
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	26,659	0	34,584	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,256,278	13	1,289,282	13
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	12,895,445	100	13,405,535	100
s34	MINORITY INTEREST	96,203	1	61,986	0
s35	MAJORITY INTEREST	12,799,242	99	13,343,549	100
s36	CONTRIBUTED CAPITAL	9,460,045	73	9,466,625	71
s79	CAPITAL STOCK	2,490,263	19	2,489,717	19
s39	PREMIUM ON ISSUANCE OF SHARES	6,969,782	54	6,976,908	52
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	3,339,197	26	3,876,924	29
s42	RETAINED EARNINGS AND CAPITAL RESERVES	16,154,306	125	16,306,919	122
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(12,815,109)	(99)	(12,429,995)	(93)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(In Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	PRESENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	536,953	100	636,511	100
s46	CASH	261,166	49	339,619	53
s47	SHORT-TERM INVESTMENTS	275,787	51	296,892	47
s07	OTHER CURRENT ASSETS	284,379	100	271,578	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	284,379	100	271,578	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	630,450	100	571,382	100
s48	DEFERRED EXPENSES (NET)	192,431	31	135,013	24
s49	GOODWILL	436,117	69	436,375	76
s51	OTHER	1,902	0	(6)	0
s19	OTHER ASSETS	195,556	100	231,013	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	195,556	100	231,013	100
s21	CURRENT LIABILITIES	5,732,377	100	6,222,663	100
s52	FOREIGN CURRENCY LIABILITIES	559,202	10	404,927	7
s53	MEXICAN PESOS LIABILITIES	5,173,175	90	5,817,736	93
s26	OTHER CURRENT LIABILITIES	1,021,434	100	1,214,189	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	9,455	1	0	0
s68	PROVISIONS	260,422	25	209,488	17
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	751,557	74	1,004,701	83
s27	LONG-TERM LIABILITIES	2,723,659	100	2,096,792	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	2,723,659	100	2,096,792	100
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,256,278	100	1,289,282	100
s66	DEFERRED TAXES	1,027,936	82	1,225,895	95
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	228,100	18	63,387	5
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	242	0	0	0
s79	CAPITAL STOCK	2,490,263	100	2,489,717	100
s37	CAPITAL STOCK (NOMINAL)	105,202	4	104,672	4
s38	RESTATEMENT OF CAPITAL STOCK	2,385,061	96	2,385,045	96

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(InThousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	PRESENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	16,154,306	100	16,306,919	100
s93	LEGAL RESERVE	151,996	1	151,991	1
s43	RESERVE FOR REPURCHASE OF SHARES	1,687,474	10	1,637,021	10
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	14,517,900	90	14,106,990	87
s45	NET INCOME FOR THE YEAR	(203,064)	(1)	410,917	3
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(12,815,109)	100	(12,429,995)	100
s70	ACCUMULATED MONETARY RESULT	(308,707)	2	(308,707)	2
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(11,290,189)	88	(10,862,063)	87
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	(43,012)	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(1,216,213)	9	(1,216,213)	10
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(InThousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	544,406	599,501
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	564	581
s75	EMPLOYEES (*)	11,634	12,600
s76	EMPLOYEES (*)	20,112	20,760
s77	OUTSTANDING SHARES (*)	982,592,477	977,644,977
s78	REPURCHASED SHARES (*)	3,707,467	8,654,967
s101	RESTRICTED CASH	35,247	82,553
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED (InThousands of Mexican Pesos) Final Printing

REF R	CONCEPTS	PRESENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	31,036,661	100	32,718,322	100
r02	COST OF SALES	23,938,882	77	25,413,414	78
r03	GROSS PROFIT	7,097,779	23	7,304,908	22
r04	OPERATING EXPENSES	6,636,823	21	6,334,894	19
r05	OPERATING INCOME	460,956	1	970,014	3
r06	INTEGRAL FINANCING COST	190,786	1	12,981	0
r07	INCOME AFTER INTEGRAL FINANCING COST	270,170	1	957,033	3
r08	OTHER EXPENSES AND INCOME (NET)	94,005	0	86,510	0
r44	SPECIAL ITEMS	7,976	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEE PROFIT SHARING	168,189	1	870,523	3
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEE PROFIT SHARING	196,915	1	302,993	1
r11	NET INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING	(28,726)	0	567,530	2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(28,726)	0	567,530	2
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(28,726)	0	567,530	2
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	163,646	1	140,986	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(192,372)	(1)	426,544	1
r19	NET INCOME OF MINORITY INTEREST	10,692	0	15,627	0
r20	NET INCOME OF MAJORITY INTEREST	(203,064)	(1)	410,917	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(InThousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF R	CONCEPTS	PRESENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	31,036,661	100	32,718,322	100
r21	DOMESTIC	29,509,641	95	31,268,810	96
r22	FOREIGN	1,527,020	5	1,449,512	4
r23	EXPRESSED IN DOLLARS (***)	143,713	0	132,525	0
r06	INTEGRAL FINANCING COST	190,786	100	12,981	100
r24	INTEREST EXPENSE	487,996	256	425,749	3280
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	35,366	19	19,410	150
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	13,680	7	1,286	10
r28	RESULT FROM MONETARY POSITION	(275,524)	(144)	(394,644)	(3040)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEE PROFIT SHARING	196,915	100	302,993	100
r32	INCOME TAX	267,559	136	76,147	25
r33	DEFERRED INCOME TAX	(38,189)	(19)	171,147	56
r34	EMPLOYEE PROFIT SHARING EXPENSES	14,691	7	8,102	3
r35	DEFERRED EMPLOYEE PROFIT SHARING	(47,146)	(24)	47,597	16

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	30,552,396	32,162,971
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	31,036,661	32,718,322
r39	OPERATING INCOME (**)	460,956	970,014
r40	NET INCOME OF MAJORITY INTEREST (**)	(203,064)	410,917
r41	NET CONSOLIDATED INCOME (**)	(192,372)	426,544
r47	OPERATING DEPRECIATION AND ACCUMULATED IMPAIRMEN LOSSES	822,423	860,235

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE | QUARTER: 4 | YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	8,110,772	100	8,995,980	100
rt02	COST OF SALES	6,249,817	77	7,026,351	78
rt03	GROSS PROFIT	1,860,955	23	1,969,629	22
rt04	OPERATING EXPENSES	1,764,633	22	1,678,121	19
rt05	OPERATING INCOME	96,322	1	291,508	3
rt06	INTEGRAL FINANCING COST	(16,000)	0	(83,892)	(1)
rt07	INCOME AFTER INTEGRAL FINANCING COST	112,322	1	375,400	4
rt08	OTHER EXPENSE AND INCOME (NET)	13,356	0	27,313	0
rt44	SPECIAL ITEMS	7,976	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEE PROFIT SHARING	90,990	1	348,087	4
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEE PROFIT SHARING	65,929	1	100,988	1
rt11	NET INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING	25,061	0	247,099	3
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	25,061	0	247,099	3
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	25,061	0	247,099	3
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	119,263	1	85,555	1
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(94,202)	(1)	161,544	2
rt19	NET INCOME OF MINORITY INTEREST	9,801	0	10,717	0
rt20	NET INCOME OF MAJORITY INTEREST	(104,003)	(1)	150,827	2

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

GRUPO GIGANTE, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	PRESENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	8,110,772	100	8,995,980	100
rt21	DOMESTIC	7,730,045	95	8,666,143	96
rt22	FOREIGN	380,727	5	329,837	4
rt23	EXPRESSED IN DOLLARS (***)	35,831	0	31,042	0
rt06	INTEGRAL FINANCING COST	(16,000)	100	(83,892)	100
rt24	INTEREST EXPENSE	142,729	(892)	121,619	(145)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	(1,034)	6	7,199	(9)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(2,097)	13	(26,286)	31
rt28	RESULT FROM MONETARY POSITION	(157,666)	985	(172,026)	205
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEE PROFIT SHARING	65,929	100	100,988	100
rt32	INCOME TAX	211,502	321	48,659	48
rt33	DEFERRED INCOME TAX	(112,187)	(170)	(2,520)	(2)
rt34	EMPLOYEE PROFIT SHARING EXPENSES	13,760	21	7,252	7
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(47,146)	(72)	47,597	47

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATING DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	212,267	206,869

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO DECEMBER 31 OF 2005 AND 2004
(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	PRESENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(192,372)	426,544
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	895,168	988,969
c03	RESOURCES FROM NET INCOME FOR THE YEAR	702,796	1,415,513
c04	RESOURCES FROM CHANGES IN WORKING CAPITAL	(93,519)	(503,509)
c05	RESOURCES PROVIDED BY (USED IN) OPERATING ACTIVITIES	609,277	912,004
c06	RESOURCES PROVIDED BY (USED IN) EXTERNAL FINANCING ACTIVITIES	212,271	(148,477)
c07	RESOURCES PROVIDED BY (USED IN) INTERNAL FINANCING ACTIVITIES	43,871	268
c08	RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES	256,142	(148,209)
c09	RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(964,977)	(753,443)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(99,558)	10,352
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	636,511	626,159
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	536,953	636,511

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	PRESENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	895,168	988,969
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	822,423	860,235
c41	+ (-) OTHER ITEMS FROM CHANGES IN WORKING CAPITAL	72,745	128,734
c04	RESOURCES PROVIDED OR USED IN OPERATION	(93,519)	(503,509)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	570,860	446,872
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(440,692)	150,017
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(107,723)	87,600
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	357,677	(1,545,229)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(473,641)	357,231
c06	RESOURCES PROVIDED BY (USED IN) EXTERNAL FINANCING ACTIVITIES	212,271	(148,477)
c23	+ BANK FINANCING	89,465	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDENDS RECEIVED	0	0
c26	+ OTHER FINANCING	122,806	0
c27	(-) BANK FINANCING AMORTIZATION	0	(148,477)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED IN) INTERNAL FINANCING ACTIVITIES	43,871	268
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	546	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	43,325	268
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(964,977)	(753,443)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	16,110	(19,588)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,267,426)	(786,859)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	239,035	107,587
c39	+ (-) OTHER ITEMS	47,304	(54,583)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	PRESENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC EARNINGS PER ORDINARY SHARE (**)	$	(0.21)		$	0.42	
d02	BASIC EARNINGS PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED EARNINGS PER ORDINARY SHARE (**)	$	(0.21)		$	0.42	
d04	CONTINUING OPERATING EARNINGS PER COMMON SHARE (**)	$	(0.21)		$	0.42	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY EARNINGS AND LOSS ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	13.03		$	13.65	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.53	times		0.59	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		(33.62)	times		19.48	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

(**) DATA PER SHARE CALCULATED USING THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE | QUARTER: 4 | YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

RATIOS

AUDITED | CONSOLIDATED | Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(0.61)	%	1.30	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	(1.58)	%	3.07	%
p03	NET INCOME TO TOTAL ASSETS (**)	(0.85)	%	1.85	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(143.22)	%	92.52	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.37	veces	1.42	veces
p07	NET SALES TO FIXED ASSETS (**)	2.02	veces	2.15	veces
p08	INVENTORIES TURNOVER (**)	5.53	veces	6.03	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3.85	dias	5.96	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.96	%	14.58	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.96	%	41.75	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.75	veces	0.71	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.75	%	4.21	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	17.80	%	13.80	%
p15	OPERATING INCOME TO INTEREST PAID	0.94	veces	2.27	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.19	veces	3.40	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.09	veces	1.09	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.34	veces	0.41	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.64	veces	0.70	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	9.36	%	10.22	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	2.26	%	4.32	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.30)	%	(1.53)	%
p23	RESOURCES PROVIDED BY (USED IN) OPERATING ACTIVITIES TO INTEREST PAID	1.24	veces	2.14	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINANCING	82.87	%	100.18	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINANCING	17.12	%	(0.18)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	131.34	%	104.43	%

(**) THESE RATIOS TAKE INTO CONSIDERATION DATA FOR THE LAST TWELVE MONTHS.

ENGLISH TRANSLATION

MEXICAN STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 4 Year: 2005**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT
(Management Analysis and Discussion of the Group's Financial Condition and Operating Results)

Consolidated
Final Printing

February 23, 2006

The Company's total sales for the fourth quarter of 2005 were $8,111 million pesos, representing a real decrease of 9.8% compared to total sales for the same quarter of 2004. On the other hand, the stores with more than a year in operation registered a real decline, compared with the results of fourth quarter of 2004, of 10.5%. In cumulative terms, total sales reached of $31,037 million pesos in 2005, representing a decrease of 5.1% in total sales and 6.4% in same sales. The sales results were mainly affected by less foresight on the inventory during the last phase of transition towards a new technological platform called SAP, which affected temporarily the Company's supply chain, causing shortages and excesses in supermarket stores. To this, we have to add the accelerated opening rate of stores in the business field, as well as our proposal to permanently offer low product prices and discounts as a part of our new business strategy.

The gross margin for the fourth quarter increased 100 basis points compared to the fourth quarter of the previous year. Gross profit reached $1,861 million pesos which accounted for 22.9% of total sales. This result was benefited by a greater participation of business like Office Depot, Toks and Radio Shack. As a result of the above, the gross margin for 2005 was 22.9% compared to 22.3% obtained during 2004.

The growth of office supplies, restaurant and electronics operations contributed to the increase of 5.2% in the operating expenses of the fourth quarter of 2005, which reached $1,764 million pesos compared to $1,678 million pesos registered during the fourth quarter of 2004. In cumulative terms, the operating expenses during 2005 were $6,637 million pesos, representing an increase of 4.8% compared to the previous year. As a part of our search for operational efficiencies, a reduction of 10% of the supermarket corporate pay-roll was made at the end of December 2005. We expect this will contribute to improve the expenses ratio during the next period.

GENERAL DIRECTOR'S REPORT
(Management Analysis and Discussion of the Group's Financial Condition and Operating Results)

As a result, operating income went from \$292 million pesos during 2004 to \$96 million pesos during 2005, which represents 1.2% of the total sales. Likewise, operating for 2005 was 1.5% of sales, less than the 3.0% registered during 2004.

The accumulated cash flow for 2005 was \$1,286 million pesos, a decrease of 29% compared to 2004, which reflects a the decline in operating income. In addition, the cash flow for the fourth quarter of 2005 was \$309 million pesos, which was affected by the above-mentioned fact.

In net terms, the fourth quarter of 2005 showed a loss of \$104 million pesos, hit by extraordinary items related with the close of some non-productive stores and costs associated with personnel reduction, in addition to the settlement and order of previous years accounts. Therefore, the aggregate net loss for 2005 was \$203 million pesos.

During the last quarter of 2005, the Company opened 29 units, as follows: one Gigante store, one Super Gigante store, five SuperPrecio stores, eleven Radio Shack stores, six Office Depots stores and six Toks Cafeterias. Likewise, in order to increase our business efficiency, during this quarter we closed three Gigante stores, three Bodegas Gigante stores, one Super Gigante store, three SuperPrecio stores and one Radio Shack store.

Therefore, by the end of the year, the number of units was 577, representing a total of 1,147,041 m^2, made up as follows: 96 Gigante stores (566,249 m^2), 50 Bodegas Gigante stores (195,684 m^2), 64 Super Gigante stores units (144,353 m^2), 56 SuperPrecio stores (14,135 m^2), 9 Gigante USA stores (25,572 m^2), 57 Cafeterias Toks (11,883 seats), 116 Office Depot stores (184,504 m^2), and 129 Radio Shack stores (16,544 m^2).

Notes to consolidated financial statements

(In thousands of Mexican pesos of purchasing power as of December 31, 2005)

1. Basis of presentation

a. ***Consolidation of financial statements*** - The consolidated financial statements include those of Grupo Gigante, S.A. de C.V. and its subsidiaries. The financial statements of Office Depot de México, S.A. de C.V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Significant intercompany balances and transactions have been eliminated.

b. ***Translation of financial statements of foreign subsidiaries*** - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, the same accounting polices of the Company are applied. Such foreign currency financial statements are translated into Mexican pesos with the resulting exchange rate differences presented within cumulative other comprehensive loss. For translation purposes, amounts are translated into Mexican pesos using the closing exchange rate in effect at the balance sheet date for all assets and liabilities; the exchange rate in effect at the date the contributions were made for common stock; the exchange rate in effect at the end of the year in which the earnings (losses) were generated for retained earnings and; the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated as of the constant currency in effect in those countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

c. ***Reclassifications*** - Certain amounts in the financial statements as of and for the year ended December 31, 2004 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2005.

d. ***Comparability*** - On February 11, 2005, the Company announced the suspension of operations of its subsidiary PSMT México, S. A. de C. V. Operations were formally suspended as of February 28, 2005.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in accordance with Mexican GAAP, which require for the Company's management to make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and their accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***New accounting policies:***

Severance payments at the end of the labor relationship - Effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, "Labor Obligations", related to recognition of the liability for severance payments at the end of the labor relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent experts. Bulletin D-3 sets forth the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of December 31, 2005 calculated by independent experts was $80,793. The Company decided to record such amount as a transition liability to be amortized using the straight-line method over 10 years, which represents the average labor life of employees expected to receive such benefits.

Impairment of long-lived assets - Effective January 1, 2004, the Company adopted the provisions of Bulletin C-15, "Accounting for Impairment and Disposal of Long-Lived Assets", which sets forth, among others, new rules to calculate and recognize impairment losses and their reversal. When there are indicators of impairment of long-lived assets in use, tangible and intangible, including goodwill and such impairment is not temporary, entities must evaluate possible impairment losses. The adoption of Bulletin C-15 did not have a significant effect on the Company's consolidated financial position or results of its operations.

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican pesos of purchasing power as of December 31, 2005. Accordingly, the consolidated financial statements of prior years, which are presented for comparative purposes, have been restated to Mexican pesos with the same purchasing power and, therefore, differ from those originally reported. Recognition of the effects of inflation results mainly in inflationary gains or losses on non-monetary and monetary items that are presented in the financial statements under the following two line items:

Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity, included in cumulative other comprehensive loss, represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding non-monetary assets, which result from restating certain non-monetary assets below inflation.

Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index (NCPI) factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

c. ***Inventories and cost of sales*** - Inventories are valued at the lower of replacement cost or sale value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

d. ***Property and equipment*** - Property and equipment are initially registered at their acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method, based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Integral financing cost incurred during the period of construction is capitalized and restated using the NCPI.

e. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

f. ***Goodwill*** - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and, at least once a year, is subject to impairment tests. Through December 31, 2004, goodwill was amortized using

the straight-line method over 20 years. As of January 1, 2005, goodwill ceased to be amortized under the provisions of Bulletin B-7, "Business Acquisitions".

g. ***Employee retirement obligations*** - Seniority premiums and, beginning in 2005, severance payments at the end of the labor relationship are recognized as costs over the employee's years of work and are calculated by independent experts using the projected unit credit method at net discount rates. Accordingly, the liability being accrued is that which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Through December 31, 2004, severance payments at the end of the labor relationship were charged to results when the liability was determined to be payable.

h. ***Deferred charges*** - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. This caption also includes other intangibles, which consist of licenses and trademarks that are amortized over their related useful lives of 4 and 15 years, respectively.

i. ***Provisions*** - Provisions are recognized for current obligations that (i) result from a past event, (ii) are likely to result in the use of economic resources, and (iii) can be reasonably estimated.

j. ***Income taxes, tax on assets and employee statutory profit sharing*** - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets paid that is expected to be recovered is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

k. ***Foreign currency transactions*** - Foreign currency transactions are recorded at the applicable exchange rate as of the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net integral financing cost in the consolidated statements of operations.

l. ***Earnings (loss) per share*** - Basic earnings (loss) per common share are calculated by dividing net (loss) income of majority stockholders by the weighted average number of shares outstanding during the year. As the Company has no likely diluted securities, basic and diluted earnings per share are the same.

3. Investment in shares

As of December 31, 2005 and 2004, the investment in shares balance is mainly represented by the investment in the shares of PriceSmart Inc. The balance in shares as of December 31, 2005 and 2004 represents an investment in 1,667,333 common shares (6.41%) of PriceSmart Inc., that were purchased on November 23, 2004, at a price of U.S. $10.00 per share. Such investment is accounted for under the cost method.

4. Loans payable to financial institutions

The Company has certain short-term unsecured notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted to $4,877 and $57,030 as of December 31, 2005 and 2004, respectively. The weighted average interest rates under these arrangements as of December 31, 2005 and 2004 were 7.5% and 11.26%, respectively.

5. Long-term debt

On August 22, 2005, the Company concluded the restructuring of its bank liabilities and agreed upon a new loan for $2,700,000 with Banco Inbursa. Such loan will be paid in 37 quarterly installments beginning September 2006. The interest will be payable quarterly at the 91-day TIIE rate plus an applicable margin. Such margin will be calculated as 2.85% of the outstanding amount during the first year of the loan and thereafter will be calculated based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. The interest rate as of December 31, 2005 was 11.49%.

6. Stockholders'equity

a. ***Retained earnings include the statutory legal reserve.*** The General Commercial Companies Law requires that at least 5% of the Company's annual net income shall be transferred to the legal reserve until the reserve amounts to 20% of the Company's capital stock at par value (historical pesos). The legal reserve may not be distributed, except in the form of stock dividends, unless the entity is liquidated. If reduced by any reason, the legal reserve must be completed. As of December 31, 2005 and 2004, the legal reserve, in historical pesos, amounted to $21,120 and $21,115, respectively.

b. Stockholders' equity, except restated additional paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. During 2005 and 2004, the ISR rate was 30% and 33%, respectively. It will decrease to 29% in 2006 and to 28% in 2007 and thereafter. Any tax paid on such

distribution may be credited against the income tax payable of the year in which the tax on dividends is paid and against the two fiscal years following such payment.

7. Income taxes, tax on assets and employee statutory profit sharing

The Company is subject to income tax (ISR) and tax on assets (IMPAC). ISR is computed considering the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted became effective during 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate during 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers may elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax provisions; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) as of 2006, employee statutory profit sharing paid will be fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period. Any required payment of IMPAC may be credited against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S. A. de C. V., files consolidated ISR and IMPAC tax returns with its subsidiaries.

8. Commitments

The Company has entered into operating leases for land, for indefinite periods, where some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

During 2005 and 2004, rental expenses amounted to approximately to $644,653 and $677,654, respectively.

9. **Contingencies**

During 1992, the Company, acquired a subsidiary called Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal proceedings ended and a judgment was issued which upheld the Company's challenge, under an *amparo* proceeding, which did not resolved the essence of the proceeding. In March 2004, the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) interest rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount claimed by the former shareholders. The Company intends to vigorously defend against the lawsuit including the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original agreement. The Company has established set forth a provision of $207,495, in addition to an amount of $27,543 previously deposited, for a total amount of $235,038. The Company's management believes the amounts provided against the potential risks resulting from this lawsuit would be sufficient in the event of an adverse ruling. As of the present date, the closing arguments stage was completed; service of process to the parties of the judgment in the first stage of the suit is still pending.

10. **New accounting principles**

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function be performed by an independent entity.Accordingly, the task of establishing bulletins of Mexican GAAP and rules issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as "*Normas de Información Financiera*" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main tasks of CINIF is to achieve more conformity with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework ("CF") to support the development of financial

reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1 Structure of Financial Reporting Standards
NIF A-2 Fundamental Principles
NIF A-3 Users' Needs and Financial Statement Objectives
NIF A-4 Qualitative Characteristics of Financial Statements
NIF A-5 Basic Elements of Financial Statements
NIF A-6 Recognition and Valuation
NIF A-7 Presentation and Disclosure
NIF A-8 Supplementary Standards to Mexican GAAP
NIF B-1 Accounting Changes

The most significant changes set fourth by these standards are as follows:

- In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.
- NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are part of the entity's activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.
- NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years' financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.
- NIF B-1 establishes that changes in particular standards, reclassifications and amendment of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
GIGANTE, S.A. DE C.V.	SELF SERVICE STORE	2,162,534,916	100.00
SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,105,000	99.99
CONTROTIENDAS, S.A. DE C.V.	REAL - ESTATE	544,530,681	100.00
CAFETERÍAS TOKS, S.A. DE C.V.	RESTAURANTS	252,730,887	100.00
BODEGA GIGANTE, S.A. DE C.V.	REAL - ESTATE	1,363,644,000	100.00
GIGANTE FLEMING, S.A. DE C.V.	REAL - ESTATE	62,031,800	100.00
OFFICE DEPOT DE MÉXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00
SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	1,635,000	100.00
GIGANTE HOLDINGS INTERNATIONAL, INC.	SEL SERVICE STORE	58,713,000	100.00
TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF SERVICE STORE	10,744,999	100.00
PAGOS EN LÍNEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
IMPORTADORA CORPORATIVA DEL CENTRO, S.A. DE C.V.	PURCHASE AND SALE, IMPORT AND EXPORT	1,004,999	100.00
RADIO SHACK DE MÉXICO, S.A. DE C.V.	ELECTRONICS	2,013,356	50.52
PSMT MÉXICO, S.A. DE C.V.	ASELF SERVICE STORE	327,426	50.00
PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	100.00
COMBUSTIBLES GIGANTE, S.A DE C.V.	SALE OF GAS, FUEL AND LUBRICANTS	5,000	100.00
SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL GASTRONOMY SERVICES	5,000	100.00
OPERADORA GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
SERVICIOS OPERATIVOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (In Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					203,685
TOTAL				0	203,685

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

CREDITS BREAKDOWN

CONSOLIDATED

(In Thousands of Mexican Pesos)

AUDITED Final Printing

Credit Type / Institution	Maturity Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits Denominated in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
INBURSA	20/09/2006	12.24	0	31,500	0	0	0	0						
INBURSA	20/12/2006	12.24	0	31,500	0	0	0	0						
INBURSA	20/09/2015	12.24	0	0	0	0	0	2,637,000						
SCOTIABANK INVERLAT	31/01/2007	11.45	0	0	60,000	0	0	0						
BAC SAN JOSE	17/02/2006	7.50							0	1,472	0	0	0	0
BAC SAN JOSE	01/03/2006	7.50							0	542	0	0	0	0
BAC SAN JOSE	01/03/2006	7.75							0	1,607	0	0	0	0
BAC SAN JOSE	21/03/2006	7.75							0	536	0	0	0	0
BAC SAN JOSE	17/04/2006	7.75							0	720	0	0	0	0
OTHER														
TOTAL BANKS			0	63,000	60,000	0	0	2,637,000	0	4,877	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

CREDITS BREAKDOWN

(In Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Maturity Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits Denominated in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

CREDITS BREAKDOWN

(In Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits Denominated in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
SELF SERVICE	31/12/2005	0.00	0	3,311,211	0	0	0	0						
STATIONARY	31/12/2005	0.00	0	483,211	0	0	0	0						
ELECTRONICS	31/12/2005	0.00	0	104,760	0	0	0	0						
RESTAURANT	31/12/2005	0.00	0	27,824	0	0	0	0						
ASELF SERVICE	31/12/2005	0.00							0	337,773	0	0	0	0
STATIONARY	31/12/2005	0.00							0	86,723	0	0	0	0
ELECTRÓNICS	31/12/2005	0.00							0	129,829	0	0	0	0
TOTAL SUPPLIERS			0	3,927,006	0	0	0	0	0	554,325	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
		0.00	0	751,557	26,659	0	0	0						
		0.00							0	0	0	0	0	0
TOTAL			0	4,741,563	86,659	0	0	2,637,000	0	559,202	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005
GRUPO GIGANTE, S.A. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(In Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	21,108	224,285	0	0	224,285
LIABILITIES POSITION	52,628	559,202	0	0	559,202
SHORT-TERM LIABILITIES POSITION	52,628	559,202	0	0	559,202
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(31,520)	(334,917)	0	0	(334,917)

NOTES

EXCHANGE RATE USED AS OF DECEMBER 31, 2005 WAS $10.6255

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(In Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	4,727,093	(11,118,457)	(6,391,364)	0.00	0
FEBRUARY	5,169,864	(11,889,076)	(6,719,212)	0.00	(22,173)
MARCH	4,966,207	(11,027,103)	(6,060,896)	0.00	(27,274)
APRIL	4,812,988	(10,820,993)	(6,008,005)	0.00	15,621
MAY	4,289,696	(10,856,906)	(6,567,210)	0.00	(22,985)
JUNE	4,074,016	(10,846,772)	(6,772,755)	0.00	6,773
JULY	5,086,932	(12,370,154)	(7,283,222)	0.00	(28,405)
AUGUST	5,553,533	(13,211,890)	(7,658,357)	0.00	(8,424)
SEPTEMBER	5,578,132	(12,698,201)	(7,120,068)	0.00	(28,480)
OCTOBER	4,725,769	(15,556,477)	(10,830,708)	0.00	(25,994)
NOVEMBER	5,092,051	(15,144,031)	(10,051,980)	0.00	(71,369)
DECEMBER	5,140,749	(14,897,674)	(9,756,924)	0.00	(59,517)
RESTATEMENT				0.00	(3,297)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(275,524)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

DEBT INSTRUMENTS

AUDITED

CONSOLIDATED

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE TO THE GROUP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GIGANTE	SELF SERVICE	566,249	100.00
BODEGA GIGANTE	SELF SERVICE	195,684	100.00
SUPER G	SELF SERVICE	144,353	100.00
RADIO SHACK	ELECTRONICS	16,544	100.00
OFFICE DEPOT	OFFICE SUPPLIES	182,737	100.00
CAFETERÍAS TOKS	RESTAURANTS	11,883	100.00
GIGANTE HOLDINGS	SELF SERVICE	25,572	100.00
TIENDAS SUPER PRECIO	SELF SERVICE	14,135	100.00

NOTES

INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN TOKS WHERE IT IS PRESENTED BY NUMBER OF SEATS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NOT APPLICABLE TO THE GROUP					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SELF SERVICE	0	29,509,641	0.0		
FOREIGN SALES					
SELF SERVICE	0	1,302,778	0.0		
OFFICE SUPPLIES	0	224,242	0.0		
TOTAL		31,036,661			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 4 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
FOREIGN SUBSIDIARIES					
SELF SERVICE (1)	0	1,302,778			
OFFICE SUPPLIES (2)	0	224,242			
TOTAL		1,527,020			

NOTES

1) CORRESPONDS TO 122,609 THOUSANDS DOLLARS AT $10.6255 PESOS PER DOLLAR OF LOCATED IN LOS ANGELES, CALIFORNIA.

2) CORRESPOND TO 21,104 THOUSANDS DOLLARS AT $10.6255 PESOS PER DOLLAR OF STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

ANALYSIS OF PAID IN CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
UNICA	0.0000	0	176,734,102	805,858,375	0	982,592,477	18,922	86,280
TOTAL			176,734,102	805,858,375	0	982,592,477	18,922	86,280

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 982,592,477

NOTES

February 22, 2006

During the twelve months of the year, the investments carried out amounted to 1,025 million pesos. Such resources were used for opening of new stores, remodeling systems and logistics.

A Summary of openings during 2005 is presented below.

Format / Subsidiary	Forth Quarter	Accumulated
Gigante	1	1
Bodega Gigante		1
Super Gigante	1	2
SuperPrecio	5	14
Gigante Holdings		1
Radio Shack	11	32
Office Depot	6	13
Cafeterías Toks	6	10

Considering the closing of stores during the year, the variation of sales floor space corresponding to the twelve months of 2005, is practically null. Notwithstanding the above, compared to the prior year, sale floor space of openings that took place during the the fourth quarter registered a growth of 52.3%.

Gigante Holdings International, Inc. is a wholly owned subsidiary corporation of Grupo Gg Gigante that includes 9 supermarket stores aiming at the market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company, such foreign currency financial statements are translated into Mexican pesos using the following exchange rates: the closing exchange rate in effect at the balance sheet date for all assets and liabilities, the exchange rate in effect at the date the contributions were made for common stock, the exchange rate in effect at the end of the year in which the results were generated and the exchange rate in effect at the end of the year for revenues, expenses and costs.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated at the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.


GIGANTE

GIGANTE.

Bodega GIGANTE

SuperG

GIGANTE USA

SuperPrecio
El Super del Ahorro

Toks

Office DEPOT

RadioShack.

February 23, 2006

4Q05 EARNINGS RELEASE

Figures appearing in this document are expressed in millions of Mexican pesos of purchasing power as of December 31, 2005, unless otherwise specified. Figures may vary due to rounding.

The company's total sales for the fourth quarter of 2005 were 8,111 million pesos, a real decline of 9.8% compared to the same quarter of 2004. On the other hand, the stores with more than a year in operation showed a real decline, comparing with 4Q04, of 10.5%. In cumulative terms, sales reached a total of 31,037 million pesos, which represents a decrease of 5.1% on total stores and 6.4% on same stores. The results on sales were mainly affected by a less foresight on the inventory during the last phase of transition towards our new technological platform SAP, which affected temporarily our chain supply, causing shortage and excess in our supermarket stores. To this, we have to add the accelerated opening rate of stores in the business field, as well as our proposal to offer low permanent price products and the deposing of discounts as a part of our new business strategy.

The gross margin for the quarter increase 100 basis points versus the fourth quarter of the previous year. Gross profit was 1,861 million pesos which accounted for 22.9% of total sales. This result was benefited by a greater participation of business like Office Depot, Toks and Radio Shack, as a result the gross margin year-to-date was 22.9% versus 22.3% obtained on 2004.

The growth in our businesses of office supplies, restaurant and electronics contribute to the increase of 5.2% on the depreciation expenses of the period reaching 1,764 million pesos versus 1,678 million pesos showed on the fourth quarter of 2004. In cumulative terms, the operating expenses on 2005 were 6,637 million pesos, an increase of 4.8% versus the previous year. It is worth to

GIGANTE.
Bodega GIGANTE
SuperG
GIGANTE USA
SuperPrecio El Super del Ahorro
Toks
Office DEPOT
RadioShack.

mention that, as a part of our searching of operative efficiencies, at the end of December was made a reduction of the 10% on the supermarket corporative list this will contribute to improve the ratio of expenses for the next period.

As a result, operating income went from 292 million pesos on 2004 to 96 million pesos on 2005 and represents 1.2% of the total sales. In the same way, the operative margin year-to-date was 1.5% on sales, less than 3.0% reached on 2004.

The accumulated cash flow of the year was 1,286 million pesos, a decrease of 29% compare to the same period of 2004, reflecting the decline on the operative income. Besides, the cash flow of the quarter was 309 million pesos, affected too for the fact mentioned previously.

In net terms, the fourth quarter of the year showed a loss of 104 million pesos, hit by extraordinary items related with the close of some non-productive stores and pay offs associated with the personnel cutting, besides the settlement and cleanse of previous years accounts. Therefore, the accumulated net loss of the year was 203 million pesos.

During the last quarter this year, the Group opened 29 units, conformed as follows: one Gigante, one Super Gigante, five SuperPrecio, eleven Radio Shack, six Office Depots and six Cafeterias Toks. Also and in order to increase our business efficiency, in this quarter we close three Gigante sotores, three Bodegas Gigante, one Super Gigante, three SuperPrecio and one Radio Shack.

Therefore, by the end of the year the number of units had risen to 577 with a total of 1,147,041 m^2, made up as follows:

- 96 Gigante stores (566,249 m^2),
- 50 Bodegas Gigante (195,684 m^2),
- 64 Super Gigante units (144,353 m^2),
- 56 SuperPrecio (14,135 m^2),
- 9 establishments Gigante USA (25,572 m^2),

GIGANTE.

Bodega GIGANTE

Super G

GIGANTE USA

SuperPrecio
El Super del Ahorro

Toks

Office DEPOT

RadioShack.

- 57 Cafeterias Toks (11,883 seats),
- 116 Office Depot establishments (184,504 m^2) and
- 129 Radio Shack stores (16,544 m^2).

We continue to focus our efforts on optimizing our resources and achieving a higher level of efficiencies in our processes. We are confident that the store openings, remodelings and our overall image change will enable us to achieve the objectives that we have set for ourselves and, above all, that this will result in improved purchasing conditions for the consumers.

Contacts:

Grupo Gigante: Leopoldo Pardavell
Financial Assistant Director
Tel.: +(52 55) 5269-8058
mtgalvan@gigante.com.mx

IR Communications: Bernarda Tinoco
Tel: +(52 55) 5644-1247
bernarda@irandpr.com

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Date of receipt by BMV: 2005-10-18 11:57:00

Code: EVENTORE

Ticker: GIGANTE

Date: 18/10/2005

Company: Grupo Gigante, S.A. de C.V.

Place: Mexico, D.F.

Matter: Share price

Relevant Event: With respect to the market transactions that took place today, the Company does not have any information or knowledge about the price of sale of $6.50 per share registered, nor any relevant information to disclose to the market with regard to the above-mentioned event.

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Date of Receipt by BMV: 2005-11-18 17:22

Code: EVENTORE

Ticker: GIGANTE

Date: 23/08/2005

Company: Grupo Gigante, S.A. de C.V.

Place: Mexico, D.F.

Matter: Opening at Plaza Delta

Relevant Event: As of November 17, 2005, Grupo Gigante opened several stores at the Plaza Delta mall. The stores opened as part of the Company's strategic growth plan are: one Gigante Self Service Store, one Office Depot, one Radio Shack and one Toks.